UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)

HEALTHTRONICS, INC.

(Name of Subject Company)

HEALTHTRONICS, INC.

(Names of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

42222L107

(CUSIP Number of Class of Securities)

Clint B. Davis

Senior Vice President and General Counsel

HealthTronics, Inc.

9825 Spectrum Drive, Building 3

Austin, Texas 78717

(512) 328-2892

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael F. Meskill

Jackson Walker L.L.P.

100 Congress Avenue, Suite 1100

Austin, Texas 78701

(512) 236-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on May 19, 2010 with the Securities and Exchange Commission by HealthTronics, Inc., a Georgia corporation (the “Company”), as amended by Amendment No. 1 thereto filed on June 1, 2010, as amended by Amendment No. 2 thereto filed on June 21, 2010 and as amended by Amendment No. 3 thereto filed on June 25, 2010 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), through its wholly-owned subsidiary, HT Acquisition Corp., a Georgia corporation (“Purchaser”), to purchase all of the outstanding shares of common stock, no par value, of the Company (the “Shares”) for $4.85 per Share, net to the seller in cash (less any required withholding taxes and without interest) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 2010, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 4 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end of Item 8:

Expiration of Offering Period; Parent Announces Subsequent Offering Period

At 5:00 p.m., New York City time, on Thursday, July 1, 2010, the initial offering period of the Offer expired. Based on preliminary information from American Stock Transfer & Trust Company, the depositary agent, as of the expiration of the initial offering period of the Offer, a total of 42,416,138 Shares were validly tendered and not withdrawn, representing approximately 93.4% of the Shares outstanding (including 4,699,604 Shares delivered through notices of guaranteed delivery, representing approximately 10.3% of the Shares outstanding).

The number of Shares tendered pursuant to the Offer satisfies the Minimum Tender Condition (as defined in the Merger Agreement). Purchaser has accepted for payment all validly tendered and not withdrawn Shares and has made payment to American Stock Transfer & Trust Company for the accepted shares.

On July 2, 2010, Parent issued a press release announcing that Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn during the initial offering period of the Offer and has elected to provide a subsequent offering period, which will commence immediately and will expire at 5:00 p.m., New York City time, on July 9, 2010. The full text of the press release is attached as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on July 2, 2010.

All Shares properly tendered during the subsequent offering period will be accepted and shareholders who tender their Shares pursuant to the Offer during the subsequent offering period will receive the same Offer Price paid to tendering shareholders who tendered their Shares pursuant to the Offer during the initial offering period. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn.

Resignation and Election of Directors

In accordance with the requirements of the Merger Agreement, on July 2, 2010, R. Steven Hicks, Donny R. Jackson, Timothy J. Lindgren, Kenneth S. Shifrin, and Argil J. Wheelock, M.D. resigned as directors from the Company’s Board of Directors and the Company’s Board of Directors appointed David P. Holveck, Alan G. Levin, Ivan Gergel, M.D., Caroline B. Manogue and Edward J. Sweeney as directors effective as of July 2, 2010. Such individuals are representatives of Parent and along with James S.B. Whittenburg shall constitute the Company’s Board of Directors.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(J)	Press Release issued by Parent, dated as of July 2, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on July 2, 2010).

(a)(5)(K)	Email to employees of HealthTronics, Inc and Endo Pharmaceuticals Holdings Inc. regarding the completion of the tender offer.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

HEALTHTRONICS, INC.

By:	/s/ JAMES S.B. WHITTENBURG
Name:	James S.B. Whittenburg
Title:	President and Chief Executive Officer

Dated: July 2, 2010

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